[redacted] Filing

06002981

TES
GE COMMISSION
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SEC MAIL RECEIVED FEB 27 2006 WASH., D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Palisade Avenue
(No. and Street)

Englewood Cliffs (City) New Jersey (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leech 201-569-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blatt & Dauman, CPA's
(Name – *if individual, state last, first, middle name*)

110 Marcus Boulevard (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 08 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leech, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bettinger & Leech Financial Corporation, as of December 31, 2005, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bettinger & Leech, Inc. ; Bettinger & Leech Profit Sharing Plan FBO R.A. Leech

Richard A. Leech

Signature

President & CEO

Title

2/24/07

Notary Public

GILBERT DOMINGUEZ
A Notary Public of New Jersey
My Commission Expires Dec. 20, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETTINGER & LEECH FINANCIAL CORP.

Financial Statements

December 31, 2005

For Financial Reporting to the S.E.C.

BLATT & DAUMAN
CERTIFIED PUBLIC ACCOUNTANTS

ABBEY E. BLATT
JOEL S. DAUMAN

FAITH A. DOLLER
CYNTHIA A. HERRMANN
JAMEY J. BLATT
OMAR D. FOLKES
ERIN J. BOCCIO

To the Board of Directors
Bettinger & Leech Financial Corp.
New York, New York 10022

We have audited the accompanying balance sheet of Bettinger & Leech Financial Corp. as of December 31, 2005 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,
Blatt & Dauman, LLP
Blatt & Dauman, LLP
January 26, 2006

110 MARCUS BOULEVARD • SUITE 300 • HAUPPAUGE, NEW YORK 11788 • 631-300-0000 • FAX: 631-300-4474

BETTINGER & LEECH FINANCIAL CORP.
Balance Sheet
December 31, 2005

ASSETS		
Current Assets		
Cash		$ 28,512
Due from Leigh Baldwin & Co.		83,197
Investment in Marketable Securities, at market value		7,800
Prepaid Expenses		1,309
Total Assets		**$ 120,818**
LIABILITIES		
Total Liabilities		**0**
STOCKHOLDERS' EQUITY		
Common Stock – par value $1 per share authorized 2,000 shares, issued and outstanding 75 shares	$ 75	
Additional Paid-in Capital	7,425	
Treasury Stock	(74,526)	
Retained Earnings	187,844	
Total Stockholders' Equity		**120,818**
Total Liabilities & Stockholders' Equity		**$ 120,818**

The accompanying notes are an integral part of the financial statements.

BLATT & DAUMAN
CERTIFIED PUBLIC ACCOUNTANTS

ABBEY E. BLATT
JOEL S. DAUMAN

FAITH A. DOLLER
CYNTHIA A. HERRMANN
JAMEY J. BLATT
OMAR D. FOLKES
ERIN J. BOCCIO

To the Board of Directors
Bettinger & Leech Financial Corp.
New York, New York

Gentlemen:

We have examined the financial statements of Bettinger & Leech Financial Corp. for the year ended December 31, 2005 and issued our report thereon dated January 2006. In accordance with Securities and Exchange Commission regulations, we found no material inadequacies in the firm's accounting systems, internal accounting control and procedures for safeguarding securities. We have also found that the Corporation was up to date with funding their memberships in NASD, MSRB, and SIPC, and they were meeting the requirements of those memberships. Our examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other procedures as we considered necessary in these circumstances.

Respectfully submitted,
Blatt & Dauman, LLP
Blatt & Dauman, LLP
January 25, 2006

110 MARCUS BOULEVARD • SUITE 300 • HAUPPAUGE, NEW YORK 11788 • 631-300-0000 • FAX: 631-300-4474

BETTINGER & LEECH FINANCIAL CORP.
Reconciliation of
Stockholders' Equity (Financial Report)
with that of Focus Report

Stockholders' Equity – Financial Report	$ 120,818
Adjustment:	500
Ownership Equity – Focus Report	$ 121,318

There are no material differences between stockholders' equity as shown in the Financial Report and the compilation of ownership equity as shown in the Statement of Financial Condition of the Focus Report, Part II's, of even date.

Net Capital – Financial Report	107,846
Adjustment:	0
Net Capital – Focus Report	$ 107,846

There are no material differences between the calculated Net Capital Based on line items in the Financial Report and the calculated Net Capital as reported in the Focus Report, Part II's, of even dates